EXHIBIT 99.1

WeRide Secures First Driverless Logistics Vehicle Test Permit in Guangzhou's Huangpu District for Robovan W5

GUANGZHOU, China, July 02, 2025 -- WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, has become the first and only company authorized to road test autonomous logistics vehicles in Huangpu, Guangzhou, after securing the district's inaugural permit for its Robovan W5.

WeRide’s Robovan W5 is authorized for road testing in Huangpu District, Guangzhou

This marks the Robovan W5's second active road testing permit, following an earlier approval in Guangzhou's Nansha District in April — demonstrating WeRide's steady progress towards the large-scale commercialization of autonomous delivery solutions.

On June 6, Guangzhou Development District and Huangpu District jointly introduced a strategic policy framework to accelerate the development of intelligent connected and new energy vehicles. The framework outlines plans to support large-scale deployment of autonomous technologies across sectors such as ride-hailing, sanitation, and smart logistics. Less than a month later, WeRide received approval to begin full-area testing of its Robovan W5 in Huangpu, reflecting its operational readiness.

The Robovan W5 is purpose-built for high-frequency urban logistics. It offers the largest cargo volume in its class at 5.5m³, a maximum payload of 1,000kg, and a driving range of up to 220km. Its modular cargo compartments supports various slot configurations, making it highly adaptable to diverse use cases such as express delivery, neighborhood drop-offs, and personalized point-to-point logistics — delivering an all-in-one solution for multi-scenario urban deliveries.

Safety remains a top priority. Equipped with industry-leading Level-4 autonomous driving technology and WeRide’s proprietary redundant sensor suite, the Robovan W5 can accurately detect vehicles, traffic signals, pedestrians, and other road users, maintaining 360-degree awareness in all weather and lighting conditions year-round. It also features a redundant drive-by-wire chassis, emergency braking and collision warning systems, real-time driving status monitoring, and a cloud-based control platform, ensuring robust and reliable safety during each delivery.

The global smart logistics sector is entering a period of rapid growth. Over the next three years, the market is expected to exceed USD 100 billion, reaching an estimated USD 784 billion by 2030. As this trillion-dollar opportunity takes shape, WeRide is well-positioned to lead the charge in this dynamic and fast-evolving space.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 30 cities across 10 countries. We are also the first and only technology company whose products have received autonomous driving permits in five markets: China, the UAE, Singapore, France, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine's 2024 “The Future 50” list.

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